Mail Stop 3561

January 26, 2007

Ryan G. Miest, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402

   Re: **Golf Galaxy, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed December 8, 2006
     File No. 0-51460

Dear Mr. Miest:

   We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

          Sincerely,

          H. Christopher Owings
          Assistant Director

cc: Fax: (612) 339-4181